UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: KILICO Variable Annuity Separate Account - 3

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

1400 American Lane

Schaumburg, Illinois 60196

Telephone Number (including area code): (425) 577-5100

Name and address of agent for service of process:

M. Douglas Close, Esq.

Kemper Investors Life Insurance Company

15375 SE 30th Place – Suite 310

Bellevue, Washington 98007

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the depositor of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Bellevue and State of Washington on the 3rd day of January, 2008.

Signature: KILICO Variable Annuity Separate Account - 3
(Name of Registrant)

BY:	Kemper Investors Life Insurance Company
(Name of Depositor)

BY:	/s/ Diane C. Davis
Diane C. Davis
President, Chief Operations Officer, and Director

Attest:	/s/ Jessica Bickford

(Name:	Jessica Bickford)

Admin. Asst.
(Title)